EXHIBIT 99.1

Brookfield Corporation Announces Results of Annual and Special Meeting of Shareholders

BROOKFIELD, NEWS, June 12, 2023 (GLOBE NEWSWIRE) -- Brookfield Corporation (“Brookfield”) (NYSE: BN, TSX: BN) today announced that all seven nominees proposed for election to the board of directors by holders of Class A Limited Voting Shares (“Class A Shares”) and all seven nominees proposed for election to the board of directors by the holder of Class B Limited Voting Shares (“Class B Shares”) were elected at the company’s annual and special meeting of shareholders held on June 9, 2023 in a virtual meeting format. Detailed results of the vote for the election of directors are set out below.

Management received the following proxies from holders of Class A Shares in regard to the election of the seven directors nominated by this shareholder class:

Director Nominee	Votes For	%	Votes Withheld	%
M. Elyse Allan	1,059,022,004	99.40	6,437,435	0.60
Angela F. Braly	1,058,854,433	99.38	6,605,006	0.62
Janice Fukakusa	1,050,599,675	98.61	14,859,764	1.39
Maureen Kempston Darkes	1,012,380,185	95.02	53,079,254	4.98
Frank J. McKenna	924,778,987	86.80	140,680,452	13.20
Hutham S. Olayan	1,060,455,241	99.53	5,004,198	0.47
Diana L. Taylor	1,004,437,315	94.27	61,022,124	5.73

Management received a proxy from the holder of Class B Shares to vote all 85,120 Class B Shares for each of the seven directors nominated by this shareholder class:

Director Nominee	Votes For %
Jeffrey M. Blidner	100.0
Jack L. Cockwell	100.0
Bruce Flatt	100.0
Brian D. Lawson	100.0
Howard S. Marks	100.0
Rafael Miranda	100.0
Lord O’Donnell	100.0

A summary of all votes cast by holders of the Class A and Class B Shares represented at the company’s annual meeting of shareholders is available on SEDAR at www.sedar.com.

About Brookfield Corporation

Brookfield Corporation (NYSE: BN, TSX: BN) is focused on compounding capital over the long term to earn an annualized return of 15%+ for our shareholders.

Today, our capital is deployed across three businesses – Asset Management, Insurance Solutions and our Operating Businesses, generating substantial and growing free cash flows, all of which is underpinned by a conservatively capitalized balance sheet.

We employ a disciplined investment approach, leveraging our global reach and the scale and flexibility of our capital, to identify proprietary opportunities to invest on a value basis. We then utilize our deep operating expertise, based on our 100+ year history as an owner and operator of real assets, to grow cash flows and create value in each of our businesses to generate strong risk-adjusted returns across market cycles.

For more information, please contact:

Communications & Media Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com